EXHIBIT 32


                      [LETTERHEAD OF OXFORD GLYCOSCIENCES]

Professor Raymond Dwek
The Institute of Glycobiology
Department of Biochemistry
The Rodney Porter Building
South Parks Road
Oxford
OX1 3QU

18 March 2001

Dear Raymond

                       Extension of Letter of Appointment

On behalf of the Company, I write to confirm the revised term of your appointment letter dated 20 January 2000. Your appointment as a Director of the Company will be extended until the 2001 Annual General Meeting of the Company, currently scheduled for 10 May 2001. The other terms of your appointment are unaffected by this amendment.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely


/s/ John Ilett

John Ilett
Company Secretary

I confirm my acceptance and agreement to the above


Signed:  /s/ Raymond A Dwek
         ---------------------------
         Raymond A Dwek